[Company letterhead]

February 15, 2011

Filed Via Edgar

Ms. Lauren Nguyen
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3561
Washington, D.C. 20549-3561

RE:	Felafel Corp.
Form S-1
Filed December 20, 2010
File No. 333-171277

Dear Ms. Nguyen:

This letter is in response to your letter dated January 21, 2010. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

1.	It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advise.

We have added disclosure that we are a shell company. We have also revised the disclosure regarding Rule 144 holding periods to account for that fact.

2.
We note on page II-2 that you sold 2,000,000 shares at a price of $0.02 per share to 41 investors, and that there are 41 selling stockholders selling 2,000,000 shares. Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $0.02. It would appear that the publicly-tradable shares offered pursuant to this prospectus should be more valuable than shares that were privately placed. This suggests that the $0.02 per share price of the shares you are registering here is not a bona fide sales price.

Your explanation should address the fact, as appropriate, that the $0.02 per share price was the original price paid by selling shareholders and that this prohibits them from making any profits on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay any additional filing fee.

There was no basis for setting the $0.02 per share price to the 41 investors. We have revised the disclosure accordingly.

We do not believe that the public offering price needs to be any higher than the price to the 41 investors, because there is no underwriter for these securities, and the directors who will be undertaking the directed selling effort have no experience in doing so. Therefore, there is a substantial risk (which we have disclosed) that these securities may never be listed for trading.

3.	Please revise to include the legend required by Item 501(b)(7) of Regulation S-K.

We added the legend required by Item 501(b)(7) of Regulation S-K..

4.
Please identify the type of underwriting as “best efforts,” if true. If you are making the offering on a best efforts basis, please indicate the date the offering will end any arrangements to place the funds in an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

We have identified the underwriting efforts as “best efforts.” We have indicated that the offering will end 90 days from the date that the Registration Statement has become effective, and that we will appoint an escrow agent when the Registration Statement becomes effective. The escrow agent will hold all funds until the minimum number of shares (2,000,000) is reached.

5.	Please revise your table on the prospectus cover page to include a line where you disclose the amount of proceeds to be received by the selling shareholders. Refer to Item 501(b)(3) of Regulation S-K.

We have revised the table as requested.

6.	Please disclose the aggregate market price of your common stock based on the proposed offering price and disclose the balance of total stockholders’ equity at your most recent balance sheet date.

The aggregate market price of our common stock based on the proposed equity offering price is $280,000. Stockholders’ equity as of December 31, 2010 was $24,150. We have added these figures to the prospectus summary.

7.	Your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern. Please disclose this information in the forefront of this section.

We have added the disclosure as requested.

8.
Please disclose your losses in recent periods, your monthly “burn rate” the month you will run out of funds without the addition of capital, and an estimate of the amount of money needed to accomplish the goals set out in your plan of operation.

We have added the disclosure as requested.

9.
Please state, as indicated in the fourth paragraph on page 14, that if you do not sell the maximum number of shares the company is offering, you must seek additional funding in order to find your restaurant.

We have added the disclosure as requested.

10.
We note your disclosure on page 1 that you use “high quality” ingredients and “healthy cooking” methods to ensure your offerings are appealing and healthy. Please revise to briefly describe your ingredients and cooking methods and substantiate your claims that they are “high quality” and “healthy.”

We have removed the claim.

11.
Please include a risk factor addressing that your executive officers are currently not receiving any compensation and disclosing what compensation they ultimately expect to receive. This disclosure will help investors evaluate the financial statements. Also disclose that you do not have the funds necessary to offer your executive officers competitive salaries or to hire additional management or employees.

We have added the risk factor as requested. When the officers start to work full time for the company, they anticipate taking approximately $5,000 per month (gross) salaries each, subject to availability of funds.

12.	Please provide a risk factor discussing the limitations of management’s experience, including the statement on page 16 that you have never operated a restaurant in Latvia before.

We have added the risk factor as requested. Mr. Karako has managed food service companies, including a restaurant (called Mul Hasade, which is mentioned in Mr. Karako's biography) in Israel.  But he has never managed a restaurant in Latvia.

13.
We note your disclosure on page 14 which states that the recent economic recession has affected the Baltic States. Please create a risk factor to separately disclose the risks of developing a restaurant business during an economic downturn and address whether this will affect your ability to obtain financing.

We have added the risk factor as requested.

14.
Please revise the risk factor subheadings on pages 3 and 4 to highlight the risks disclosed in each related risk factor. In this regard, revise the subheadings, “Competition,” “Regulation,” and “Potential claims and complaints” to include the attendant risks.

We have revised the risk factor as requested.

15.
We note that you cannot be certain that any insurance coverage that you maintain will be sufficient to cover possible claims. Revise to disclose whether you maintain any insurance coverage related to your business.

We currently maintain no insurance coverage and have revised the risk factor accordingly.

16.	Refer to the first sentence on page5. We note the disclosure that your directors may provide loans to you which mitigates the risks in the risk factor. Please revise.

We have revised the first sentence on page 5. While our directors may in fact loan us money, they have not undertaken to do so. Therefore, we do not believe that possible loans from our directors mitigate the risk factor.

17.	Please quantify the anticipated costs of being a public company, such as your legal, accounting and other expenses, so that investors can better understand this risk.

We have added the requested information.

18.	Please revise to address that it may also be difficult for shareholders to serve process on you and your officers and directors as a result of you being located in non-U.S. jurisdictions.

We have revised the risk factor accordingly.

19.
We are unable to locate the cross-referenced section “PLAN OF DISTRIBUTION — State Securities-Blue Sky Laws.” Please revise or advise. Additionally, please identify the ten states where you currently do not intend and may not be able to qualify securities for resale.

The cross-reference was mistaken and we have deleted it. We have identified the states where we believe that we may not be able to qualify the securities for resale in the prospectus.

20.
We note that the calculation of “historical net tangible book value” gives effect to the receipt of proceeds from the offering. This measure should not be adjusted as it is meant to provide investors with the actual amount as of September 30, 2010. Please revise the above as well as provide the following information required by Item 5-06 of Regulation S-K in table format:

•	The net tangible book value per share before and after the distribution
•	The amount of the increase in such net tangible book value per share attribute to the cash payments made by purchasers of the shares being offered; and
•	The amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

We have revised the disclosure as per the Commission’s request.

21.
Please revise the intended use of proceeds to more clearly indicate how you intend to use the funds under the different percentages of shares sold and for each purpose you state, if practicable Refer to Item 504 of Regulation S-K.

We have revised the table as requested.

22.	Please balance the discussion of Mr. Idan Karako in the second paragraph to indicate that you have no employment agreement with him.

We have added a sentence to indicate that we have no employment contract with Idan Karako.

23.
Please update and provide a basis for your statement on page 14 that “local markets are predicated to begin recovering towards the end of 2010” or remove the statement. Additional please clarify the timeframe for the events in the last paragraph on page 16 and update as appropriate. Please state in appropriate places throughout the prospectus that there is no guarantee that economic conditions will improve.

We have removed the statement on page 14. We have clarified the last paragraph on page 16. We have added statements in the prospectus warning that there is no guarantee that economic conditions in Latvia will improve, and we have provided support for our statements regarding economic improvement in 2010.

24.
Refer to the last sentence of the first full paragraph on page 15. Please provide support to substantiate your belief that you will be able to profitably operate restaurants in the Baltic States because you offer a “healthy” menu Alternatively, please remove.

We have removed the claim.

25.	Please revise to explain how falafel provides an “exciting” taste.

We have removed the claim.

26.	Please disclose the approximate price points of your products so that investors may better assess your business.

We have added disclosure regarding the pricing.

27.
We note your disclosure on page 15 that you believe that your products will appeal to vegetarians and people who understand the importance of eating salads and a low fat diet. Please explain how a deep-fried food is low fat.

We have added more details regarding the nutritional value of felafel and why in this case the product is low fat despite its being deep-fried.

28.	We note your reference to “the Falafel Shop” and reference elsewhere to the “Falafel Shop brand.” Please briefly explain what “Falafel Shop” means and whether you have trademarked this name.

The name is not trademarked. We have removed references to the Falafel Shop brand.

29.	Please disclose whether you have done any market research regarding the introduction of falafel restaurants in the region.

We have not done market research regarding the introduction of felafel restaurants in the region. We have added a risk factor to highlight this fact.

30.
Please provide a basis for your statement on page 16 that “From a marketing standpoint, a vegetarian meal is believed to be less damaging to the heart than a meat meal, and is believed to be less likely to cause obesity and a range of other medical conditions.”

We have deleted the claim.

31.
Please revise this section significantly to provide investors with details regarding the costs and timelines you face in reaching your goals of establishing a pilot restaurant and franchising the concept. Additionally please clarify when you expect to generate revenue. Please include a brief summary of your budget and timeframe in the Prospectus Summary.

We have revised the disclosure accordingly.

32.	Please revise to more clearly address the plan of distribution for the shares to be sold by directors on behalf of the company.

We have revised this disclosure to give details of how the directors plan to sell the shares on behalf of the company.

33.	Please advise as to why you have included the undertakings set forth on page II-4 as you do not appear to be relying on Section 430A of the Securities Act.

We have removed the undertakings in question.

34.	Please revise to have your registration statement signed by your principal executive officer and either your controller or principal accounting officer in their individual capacity.

We have revised to include separate signature lines for Mr. Karako as principal executive officer and as principal accounting officer. He serves in both capacities.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,
Idan Karako
/s/

President, Chief Executive Officer, Treasurer and Director
Felafel Corp.